SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2020

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.

(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.

(Translation of Registrant's name into English)

Avenida João Cabral de Melo Neto, nº 850, Torre Norte, 12º andar – Sala 1212,
Barra da Tijuca - Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A. Publicly-Held Company Corporate Taxpayer's ID (CNPJ/ME): 02.558.115/0001-21 Corporate Registry (NIRE): 33 300 276 963	TIM S.A. Publicly-Held Company Corporate Taxpayer's ID (CNPJ/ME): 02.421.421/0001-11 Corporate Registry (NIRE): 33.300.324.631

NOTICE TO THE MARKET

New dynamic for TIM Pré TOP offer

TIM PARTICIPAÇÕES SA (“Company” or “TPAR”) (B3: TIMP3; NYSE: TSU) and its wholly-owned subsidiary TIM SA (“Subsidiary” or “TSA”), communicates the following to its shareholders, the market in general and other interested parties:

The Company reinforces its pioneering spirit by announcing another novelty aimed at the prepaid segment. The new mechanics for the TIM Pré Top offer brings to the segment the logic of rewarding the relationship, with the main objective of increasing customer recurrence.

Therefore, this new dynamic has as main actions and incentives:

▪	TIM+ Vantagens: the first advantage program for prepaid customers. The exclusive app will allow the accumulation of points and access to the greatest number of benefits according to the level of accumulated recharges, in addition to lucky numbers for active customers to compete for prize draws;

▪	TIM Beta: customers who make recurring recharges only through digital channels will have possibility to "evolve" into TIM Beta. The brand's aspirational, initially focused on meeting a demand from the young public, will be used for the first time in conjunction with offers from the main portfolio and will aim to reinforce our position in being the best option for prepaid. This way, the customer will have access to the club's missions and can accumulate even more benefits;

▪	Data Stack: customers who accumulate at least R$ 30 in recharges in the month will be rewarded with a bonus of 1GB to use in the valid period of their offer. The accumulated bonus can reach up to the limit of 3GB and will be maintained only with the recurrence of recharges. The use of the allowance is unrestricted, giving much more freedom for the customer to choose.

Understanding the needs of this customers, the paradigm change brings more convenience and places TIM once again ahead of the market, creating a competitive differentiation factor based on innovation. Such evolution will also allow TIM a more rational approach to the segment, due to the removal of discounts on offers and the review of the portfolio of embedded zero-rating applications.

Rio de Janeiro, August 17th, 2020.

TIM Participações S.A./TIM S.A.
Adrian Calaza Chief Financial Officer and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: August 17, 2020	By:	/s/ Adrian Calaza

Name: Adrian Calaza
Title: Chief Financial Officer and Investor Relations Officer TIM Participações S.A.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.